

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2018

Carl Firth
Chief Executive Officer and Chairman
ASLAN Pharmaceuticals Limited
83 Clemenceau Avenue #12-03 UE Square
Singapore 239920

   Re: ASLAN Pharmaceuticals Ltd.
     Amendment No. 1 to Registration Statement on Form F-1
     Filed April 16, 2018
     File No. 333-223920

Dear Dr. Firth:

  We have reviewed your amended registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed April 16, 2018

Exhibits

1. We note that in the legal opinion filed as Exhibit 5.1, counsel opines that "there will be no further obligation on the holder of any of the Ordinary Shares to make any further payment to the Company in respect of such Ordinary Shares." Please have counsel revise the legal opinion to specify whether purchasers of the securities will have any obligation to make payments or contributions to the registrant's creditors in respect of the ordinary shares. For guidance, please refer to Section II.B.1.b and c of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

You may contact Sasha Parikh at 202-551-3627 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Christopher Edwards at 202-551-6761 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Charles S. Kim - Cooley LLP